Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211876

PROSPECTUS
Manitowoc Foodservice, Inc.
Manitowoc Foodservice, Inc.
2016 Omnibus Incentive Plan
The 4,767,012 shares of common stock, $0.01 par value (“Common Stock”), covered by this prospectus may be acquired by certain participants in the Manitowoc Foodservice, Inc. 2016 Omnibus Incentive Plan (the “Plan”) pursuant to awards under the Plan (the “awards”), including upon the exercise of certain options to purchase our Common Stock. See “Plan of Distribution.” All awards are subject to the terms of the Plan and the applicable award agreement. Any proceeds received by us from the exercise of stock options covered by the Plan will be used for general corporate purposes.
Our Common Stock is listed on the New York Stock Exchange under the symbol “MFS.”

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors”
beginning on page 5.
____________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
____________________
The date of this prospectus is June 10, 2016.

Presentation of Information
On January 29, 2015, The Manitowoc Company, Inc. (“MTW”) announced plans to create two independent public companies to separately operate its two businesses: its Crane business and its Foodservice business. To effect the separation, MTW first undertook an internal reorganization, following which MTW held the Crane business, and we held the Foodservice business. Then, on March 4, 2016, MTW distributed all of our Common Stock to MTW’s shareholders on a pro rata basis, and we became an independent publicly traded company. As used in this prospectus, “Spin-Off” refers to both the above described internal reorganization and distribution, collectively.
Unless otherwise expressly stated or the context otherwise requires, references to “we,” “our,” “us,” “the Company” or “MFS”, refers to Manitowoc Foodservice, Inc., a Delaware corporation incorporated in 2015, and its consolidated subsidiaries or, in the case of information as of dates or for periods prior to our separation from MTW, the combined entities of the Foodservice business, and certain other assets and liabilities that were historically held at the MTW corporate level, but were specifically identifiable and attributable to the Foodservice business.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained in this prospectus. This summary does not contain all the details concerning MFS the securities offered hereby or other information that may be important to you. We urge you to read this entire document and documents incorporated herein by reference carefully.
Our Company
MFS is one of the world’s leading commercial foodservice equipment companies. We design, manufacture and service an integrated portfolio of hot and cold category products, and have a long track record of innovation. We have one of the industry’s broadest portfolios of products and are recognized by our customers and channel partners for the quality, reliability, and durability of our products. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, which allow us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
We differentiate ourselves by uniquely integrating food, equipment, digital technologies, and people to increase efficiency throughout the food preparation cycle, and create winning customer and consumer experiences. Our customers and channel partners trust the Company and its food-inspiring technologies to serve their diverse needs on a global basis.
Our products are sold in more than 100 countries globally, across the Americas, EMEA and APAC. (The Americas segment, includes the U.S., Canada and Latin America. The EMEA segment is made up of markets in Europe, Middle East and Africa, including Russia and the commonwealth of independent states. The APAC segment is principally comprised of markets in China, Singapore, Australia, India, Malaysia, Indonesia, Thailand and Philippines.)
Our products, services and solutions are marketed through a worldwide network of over 3,000 dealers and distributors under well-established and recognized brands, including Cleveland, Convotherm, Dean, Delfield, Fabristeel, Frymaster, Garland, Inducs, Kolpak, Koolaire, Lincoln, Manitowoc Beverage Systems, Manitowoc Ice, Merco, Merrychef, Moorwood Vulcan, Multiplex, RDI Systems, Servend, TRUpour, U.S. Range, and Welbilt. All of our products are supported by KitchenCare, our aftermarket repair and parts service business. MFS’ scale and expertise enable it to serve a global customer base in continually evolving foodservice markets.
Our principal executive offices are located at 2227 Welbilt Boulevard, New Port Richey, Florida 34655, and our telephone number is (727) 375-7010.

The Offering

Securities Offered	4,767,012 shares of Common Stock, to be issued pursuant to the Plan
Use of Proceeds	We intend to use any proceeds received by us from the exercise of stock options covered by the Plan for general corporate purposes
Listing	“Regular way” trading of MFS Common Stock began on March 4, 2016. Our Common Stock is listed on the New York Stock Exchange under the symbol “MFS”

RISK FACTORS

An investment in our Common Stock involves risk. We urge you to carefully consider the risks and other information described under the caption “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated herein by reference. Any of the risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition.

USE OF PROCEEDS

Any proceeds received by us from the exercise of stock options covered by the Plan will be used for general corporate purposes. These proceeds represent the exercise prices for the stock options.

PLAN OF DISTRIBUTION

In connection with the Spin-Off, then-current holders of MTW equity awards under MTW’s equity compensation programs received “Replacement Awards,” meaning they had those awards adjusted into an award based on MTW’s common stock and an award based on our Common Stock, as described below under “-Description of Award Adjustments.” The awards based on our Common Stock were granted by us under the Plan, in accordance with the terms of the employee matters agreement that we entered into with MTW in connection with the Spin-Off, and were made in substitution of, or in connection with stock options, restricted shares, restricted stock units and performance shares that were granted under a MTW equity compensation program. The registration statement of which this prospectus forms a part covers Replacement Awards that were granted to individuals who, at the time of the Spin-Off, were not employed by us or were no longer employed by, or serving on the board of directors of, MTW or their donees, pledgees, permitted transferees, assignees, successors and others who come to hold any such Replacement Awards. The prospectus does not cover any Replacement Awards that were granted to any individual who, at the time of the Spin-Off, was employed by or served on the board of directors of MFS, or any other awards that we have granted or may grant under the Plan after the Spin-Off.

DESCRIPTION OF AWARD ADJUSTMENTS

In connection with the Spin-Off, each outstanding MTW stock option, restricted share, restricted stock unit and performance share was treated in a manner similar to that experienced by MTW shareholders with respect to their MTW common stock. More specifically, each of these awards was deemed bifurcated into two separate awards: (1) a modified award covering MTW common stock; and (2) a new award of the same type covering MFS Common Stock. Each of these two awards is subject to the same terms and conditions as the terms and conditions applicable to the original MTW award prior to the Spin-Off, except:

•
with respect to each modified stock option award covering MTW common stock and new stock option award covering MFS Common Stock, the per-share exercise price for such award was adjusted so that the two awards, together, retained, in the aggregate, the same intrinsic value that the original MTW stock option award had immediately prior to the Spin-Off (subject to rounding);

•
with respect to performance shares subject to performance goals relating to performance periods that were incomplete at the time of the Spin-Off, the performance goals were deemed met at the target level and the number of performance shares was calculated with no proration, but the performance shares will remain subject to continued time-based vesting until the end of the applicable performance period;

•
with respect to any continuous employment requirement associated with any equity-based incentive awards, such requirement will be satisfied (a) by a MFS employee based on his or her continuous employment with MFS (for equity-based incentive awards of either MFS or MTW) and (b) by a MTW employee based on his or her continuous employment with MTW (for equity-based incentive awards of either MTW or MFS); and

•
to the extent any original MTW equity-based incentive award was subject to potential accelerated vesting or exercisability in the event of a “change of control” or similar event, the corresponding post-Spin-Off MTW and MFS equity-based incentive awards will generally accelerate in the same manner in the event of (a) a change of control or similar event of the issuer of the shares underlying such awards, or (b) a change of control or similar event of the employer of the grantee.

MANITOWOC FOODSERVICE, INC. 2016 OMNIBUS INCENTIVE PLAN

General
The Plan authorizes the grant of various forms of equity-based or cash incentive awards to participants in the Plan on the terms described in the Plan.
Purposes
The two complementary purposes of the Plan are to help us attract, retain, focus and motivate our executives and other key employees, directors, consultants and advisors and to increase stockholder value. The Plan will accomplish these purposes by offering participants the opportunity to acquire shares of our Common Stock, receive monetary payments based on the value of such Common Stock or receive other incentive compensation on the terms that the Plan provides. In addition, the Plan permits the issuance of Replacement Awards, which were granted in partial substitution for awards relating to shares of common stock of MTW immediately prior to the Spin-Off, in accordance with the terms of an Employee Matters Agreement into which MTW and the Company have entered in connection with the Spin-off (the “Employee Matters Agreement”).
Administration and Eligibility for Participation
The Plan will be administered by the Compensation Committee of our Board of Directors (our “Board”), the Board or another committee (we refer to the applicable committee or the Board, as the case may be, as the “administrator”). The administrator may designate any of the following as a participant under the Plan to the extent consistent with its authority: any officer or other employee of our company or its affiliates; any individual whom we or an affiliate have engaged to become an officer or employee; any consultant or advisor who provides services to our company or its affiliates; or any director, including a non-employee director. In addition, any participant who is a current or former employee, officer or member of the board of directors of MTW or any of its subsidiaries and who held an award, as of the date immediately prior to the Spin-Off, under The Manitowoc Company, Inc. 2013 Omnibus Incentive Plan or any similar or predecessor plan sponsored by MTW or any of its subsidiaries under which any awards remain outstanding as of the date immediately prior to the Spin-Off shall be eligible to receive with respect to such awards only Replacement Awards. The number of shares to be subject to a Replacement Award and the other terms and conditions of each Replacement Award, including the exercise or grant price, as applicable, will be determined by the administrator, all in accordance with the terms of the Employee Matters Agreement between us and MTW.
The administrator has full discretionary authority to administer the Plan, including but not limited to the authority to: (i) interpret the provisions of the Plan; (ii) prescribe, amend and rescind rules and regulations relating to the Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any award or any award agreement in the manner and to the extent it deems desirable to carry this Plan or such award into effect; and (iv) make all other determinations necessary or advisable for the administration of the Plan. All administrator determinations will be made in the sole discretion of the administrator and are final and binding on all interested parties.
Our Board may delegate some or all of its authority under the Plan to a committee of the board, and the Compensation Committee may delegate some or all of its authority under the Plan to one or more of our officers, subject in each case to limitations specified in the Plan.
Types of Awards
Awards under the Plan may consist of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of our Common Stock, dividend equivalent units, incentive cash awards or other awards based on our Common Stock. The administrator may grant any type of award to any participant it selects, but only our and our subsidiaries’ employees may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or (subject to the Plan’s prohibitions on repricing) in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

Shares Reserved under the Plan
An aggregate of 9,800,000 shares of Common Stock have been reserved for issuance under the Plan. In addition, as described above, the Plan authorizes shares for issuance under the Replacement Awards. No more than 9,800,000 shares of Common Stock may be issued upon the exercise of incentive stock options. The number of shares reserved for issuance under the Plan is reduced by the maximum number of shares, if any, that may be issuable under an award as determined on the date of the grant of the award, except that the total number of shares reserved is reduced by one and one-half shares for each share delivered in payment or settlement of a full-value award. “Full-value awards” include restricted stock, restricted stock units payable in shares of Common Stock, performance shares, performance units payable in shares of Common Stock and any other similar award payable in shares of Common Stock under which the value of the award is measured as the full value of a share of Common Stock, rather than the increase in the value of a share of Common Stock.
In general, if an award granted under the Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award (whether due currently or on a deferred basis); it is determined during or at the conclusion of the term of an award granted under the Plan that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable on the basis that the conditions for such issuance will not be satisfied; shares are forfeited under an award; or shares are issued under any award and we reacquire them pursuant to rights we reserved upon the issuance of the shares; then in each and every case such shares will again be available for issuance under the Plan.
Options and Stock Appreciation Rights
Options
The administrator has the authority to grant stock options and to determine all terms and conditions of each stock option. A stock option gives the participant the right to purchase shares of our Common Stock at a fixed price, called the “option price,” after the vesting conditions of the option are met and prior to the date the option expires or terminates. The administrator fixes the option price per share of Common Stock, which may not be less than the fair market value of the Common Stock on the date of grant (except with respect to Replacement Awards or pursuant to other sections as described in the Plan). Fair market value is defined as the last sales price of a share of our Common Stock as reported online or in print by The Wall Street Journal for the date in question, or if no sales of our Common Stock occur on such date, on the last preceding date on which there was such a sale. The administrator determines the expiration date of each option, but the expiration date cannot be later than 10 years after the grant date. Options are exercisable at such times and are subject to such restrictions and conditions as the administrator deems necessary or advisable. The stock option exercise price is payable to us in full upon exercise.
The specific terms and conditions of a participant’s option will be set forth in an award agreement delivered to the participant.
Stock Appreciation Rights
The administrator has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash in an amount, and/or Common Stock with a fair market value, equal to the appreciation of the fair market value of a share of Common Stock (called the “grant price”) during a specified period of time. The Plan provides that the administrator determines all terms and conditions of each stock appreciation right, including, among other things: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; a grant price that is not be less than the fair market value of the Common Stock subject to the stock appreciation right on the date of grant (except with respect to Replacement Awards or pursuant to other sections as described in the Plan); a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right will settle in cash, Common Stock or a combination of the two.
The specific terms and conditions of a participant’s stock appreciation right will be set forth in an award agreement delivered to the participant.

Repricing Prohibited
Neither the administrator nor any other person may amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights; or cancel outstanding stock options or stock appreciation rights with an exercise price above the current per share price of the Common Stock in exchange for cash or other securities.
Backdating Prohibited
The administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the administrator takes action to approve such award.
Performance and Stock Awards
The administrator has the authority to grant awards of restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of Common Stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of Common Stock. Performance shares means the right to receive shares of Common Stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of Common Stock, to the extent performance goals are achieved.
The administrator determines all terms and conditions of these types of awards, including, among other things: whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant’s death, disability or retirement; the length of the vesting and/or performance period (provided that any period of vesting applicable to restricted stock or restricted stock units that are not subject to a performance goal, not Replacement Awards and granted to a participant other than a non-employee director may not lapse more quickly than ratably over three years from the date of grant, subject to exceptions specified in the Plan) and, if different, the date on which payment of the benefit provided under the award is made; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of Common Stock; and, with respect to restricted stock units and performance units, whether the awards settle in cash, in shares of Common Stock, or in a combination of the two.
The specific terms and conditions of a participant’s award of restricted stock, restricted stock units, performance shares or performance units will be set forth in an award agreement delivered to the participant.
Incentive Awards
The administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The administrator will determine all of the terms and conditions of each incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment, provided that the administrator must require that payment of all or any portion of the amount subject to the award is contingent on the achievement of one or more performance goals during the period the administrator specifies, although the administrator may specify that all or a portion of the goals are deemed achieved upon a participant’s death, disability or retirement (for awards not intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986 (the “Code”)), or such other circumstances as the administrator may specify. For long-term incentive awards, the performance period must relate to a period of more than one fiscal year.
The specific terms and conditions of a participant’s incentive award will be set forth in an award agreement or another document delivered to the participant.
Dividend Equivalent Units
The administrator has the authority to grant dividend equivalent units in connection with awards other than options, stock appreciation rights or other stock rights within the meaning of Code Section 409A. A dividend equivalent unit is the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of Common Stock. No dividend equivalent unit granted in tandem with another award may include vesting provisions more favorable to the participant than the vesting provisions, if any, to which the tandem award is subject.

Any performance period applicable to an award of dividend equivalent units must relate to a period of at least one year except that, if the award is made in the year the Plan becomes effective, at the time of commencement of employment with us or on the occasion of a promotion, then the award may relate to a period shorter than one year.
The specific terms and conditions of a participant’s dividend equivalent units will be set forth in an award agreement delivered to the participant.
Other Awards
The administrator has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, either alone or in addition to or in conjunction with other awards, and payable in shares of Common Stock or cash. Such awards may include shares of unrestricted Common Stock, which may be awarded, without limitation (except as provided in the Plan), as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, as a bonus, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our Common Stock from us. The administrator determines all terms and conditions of the award, including but not limited to the time or times at which such award is made and the number of shares of Common Stock to be granted pursuant to such award or to which such award relates. Any award that provides for purchase rights must be priced at 100% of the fair market value of our Common Stock on the date of the award.
The specific terms and conditions of a participant’s award will be set forth in an award agreement or another document delivered to the participant.
Performance Goals
For purposes of the Plan, “performance goals” means any goals the administrator establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: revenue; cash flow; total stockholder return; dividends; debt; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; cost of goods sold; ratio of debt to debt plus equity; profit before tax; gross profit; net profit; net operating profit; net operating profit after taxes; net sales; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; fair market value of shares; basic earnings per share; diluted earnings per share; return on stockholder equity; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); accounts receivable; average inventories (calculated by taking the average of inventories at the end of each month); inventories; return on average total capital employed; return on net assets employed before interest and taxes; economic value added; return on year-end equity; current assets; non-interest bearing current liabilities; net property, plant and equipment; operating assets; capitalized research and development; goodwill; accumulated amortization of goodwill; goodwill impairment; capital; cost of capital; cost of equity; cost of debt; bad debt reserves; inventory reserves; taxes; or a combination of these measures. In the case of awards that the administrator determines at the date of grant will not be considered “performance-based compensation” under Section 162(m) of the Code or will be subject to the transition period under Treasury Reg. Section 1.162-27(f)(4)(iii), the administrator may establish other performance goals not listed in the Plan. Notwithstanding the foregoing, with respect to a Replacement Award, “performance goal” shall mean any performance objective defined in the applicable agreement or other document evidencing the Replacement Award.

As to each performance goal, the relevant measurement of performance will be computed in accordance with generally accepted accounting principles to the extent applicable, but, unless otherwise determined by the administrator, will exclude the effects of the following: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of a business; (v) changes in tax or accounting principles, regulations or laws; (vi) mergers, acquisitions, dispositions or recapitalizations; (vii) impacts on interest expense, preferred dividends and share dilution as a result of debt and capital transactions; and (viii) extraordinary, unusual and/or non-recurring items of income, expense, gain or loss, that, in case of each of the foregoing, we identify in our publicly filed periodic or current reports, our audited financial statements, including notes to the financial statements, or the Management’s Discussion and Analysis section of our annual report. With respect to any award intended to qualify as performance-based compensation under Section 162(m) of the Code and not subject to the transition period under Treasury Reg. Section 1.162-27(f)(4)(iii), such exclusions may be made only to the extent consistent with Section 162(m) of the Code. To the extent consistent with Section 162(m) of the Code, the administrator may also provide for other adjustments to performance goals in the award agreement or plan document evidencing any award at the time the award is granted. In addition, the administrator may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: (i) litigation, claims, judgments or settlements; (ii) the effects of changes in other laws or regulations affecting reported results; and (iii) accruals of any amounts for payment under the Plan or any other compensation arrangements that we maintain (except that, with respect to any award intended to qualify as performance-based compensation under Section 162(m) of the Code, such adjustment may be made only to the extent consistent with Section 162(m) of the Code). Where applicable, the performance goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers, averages and/or percentages) in the particular criterion or achievement in relation to a peer group or other index. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).
Award Limits
In order to qualify as “performance-based compensation” under Section 162(m) of the Code, we are required to establish limits on the number of awards that we may grant to a particular participant. The award limits in the Plan were established in order to provide us with maximum flexibility, and are not necessarily indicative of the size of award that we expect to make to any particular participant. Under the Plan, no participant may be granted awards that could result in such participant: receiving options for, and/or stock appreciation rights with respect to, more than 2,000,000 shares of Common Stock (or 100,000 shares of Common Stock, in the case of a non-employee director) during any fiscal year; receiving awards of restricted stock and/or restricted stock units or other stock-based awards relating to more than 500,000 shares of Common Stock (or 35,000 shares of Common Stock, in the case of a non-employee director) during any fiscal year; receiving awards of performance shares and/or awards of performance units, the value of which is based on the fair market value of Common Stock, for more than 1,000,000 shares of Common Stock (or 70,000 shares of Common Stock, in the case of a non-employee director) during any fiscal year; receiving awards with a performance period of more than one year, including awards of performance units the value of which is not based on the fair market value of Common Stock, long-term incentive awards or dividend equivalent units, that would pay more than $10,000,000 (or $600,000, in the case of a non-employee director) in any fiscal year; or receiving awards with a performance period of not more than one year, including annual incentive awards, awards of performance units the value of which is not based on the fair market value of Common Stock or dividend equivalent units, that would pay more than $4,000,000 (or $200,000, in the case of a non-employee director) in any fiscal year. Each of these limitations is subject to adjustment as described in the Plan, during any time when we have a class of equity security registered under Section 12 of the Securities Exchange Act of 1934 and the transition period under Treasury Reg. Section 1.162-27(f)(4)(iii) has lapsed or does not apply.
Effect of Termination of Employment or Service on Awards
The administrator will have the discretion to determine, at the time an award is made to a participant or any time thereafter, the effect of the participant’s termination of employment or service with us or our affiliates on the award. The Plan describes the treatment of awards upon various terminations in the event the administrator does not determine otherwise.

Restrictions on Transfer, Encumbrance and Disposition
Awards granted under the Plan generally may not be sold, assigned, mortgaged, pledged, exchanged, hypothecated or otherwise transferred, or encumbered or disposed of, by a participant other than by will or the laws of descent and distribution. During the lifetime of the participant, awards generally may be exercised only by the participant or the participant’s legal representative or by certain permitted transferees as provided in the Plan (or by the legal representative of the permitted transferee). Subsequent transfers of transferred awards are also generally prohibited. Any attempted transfer not permitted by the Plan will be null and void and have no legal effect, and the restrictions in the Plan, and any risk of forfeiture applicable to an award, will be enforceable against any permitted transferee.
Adjustments to the Plan and Awards
If:

•	we are involved in a merger or other transaction in which our Common Stock is changed or exchanged;

•
we subdivide or combine our Common Stock or we declare a dividend payable in our Common Stock, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property;

•
we effect a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of Common Stock at the time the dividend is declared, or we effect any other dividend or other distribution on our Common Stock in the form of cash, or a repurchase of shares of Common Stock, that our Board determines is special or extraordinary in nature or that is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving our Common Stock; or

•
any other event occurs, which, in the judgment of the administrator necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Plan;

then the administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Plan and subject to certain provisions of the Code, adjust the number and type of shares of Common Stock subject to the Plan and which may, after the event, be made the subject of awards; the number and type of shares of Common Stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and the performance goals of an award.
In any such case, the administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award. However, if the transaction or event constitutes a change of control, as defined in the Plan, then the payment must be at least as favorable to the holder as the greatest amount the holder could have received for such award under the change of control provisions of the Plan. The administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, including the Spin-Off, and without affecting the number of shares of Common Stock otherwise reserved or available under the Plan, authorize the issuance or assumption of awards, including the Replacement Awards, upon terms it deems appropriate.
We are also authorized to issue Replacement Awards in connection with the adjustment and replacement by MTW of certain awards previously granted by MTW.

Change of Control
Under the terms of the Plan, if there is a change of control of our company, then, unless the participant is subject to an arrangement or policy that provides a more favorable result, the following will apply:

•
If the purchaser, successor or surviving entity (or parent thereof) (the “Surviving Entity”) so agrees, some or all outstanding awards shall be assumed, or replaced with the same type of award with similar terms and conditions, by the Surviving Entity in the change of control transaction; provided that such assumption or replacement shall be permitted with respect to equity-based awards without participant consent only to the extent the assumed or Replacement Award, as the case may be, relates to publicly traded or otherwise liquid equity securities after the consummation of the change of control transaction and to the extent other appropriate adjustments in the terms and conditions of the award (including any performance goals) are made so that the participant is not disadvantaged solely as a result of the change of control. If applicable, each award assumed by the Surviving Entity shall be appropriately adjusted, immediately after such change of control, to apply to the number and class of securities which would have been issuable to the participant upon the consummation of such change of control had the award been exercised, vested or earned immediately prior to such change of control. Upon the participant’s termination of employment by the Surviving Entity without cause, or by the participant for good reason, in either case within twenty-four (24) months following the change of control, all of the participant’s awards that are in effect as of the date of such termination shall be vested in full or deemed earned in full (assuming the maximum performance goals provided under such award were met, if applicable) effective on the date of such termination.

•	To the extent the Surviving Entity in the change of control transaction does not assume the awards or issue Replacement Awards as provided in the preceding paragraph:

(i)	Options and stock appreciation rights will become exercisable and we may cancel them for a cash payment.

(ii)
Unvested restricted stock and restricted stock units will vest on an accelerated basis, and participants holding such awards may elect to receive the change of control price per share for such restricted stock or restricted stock units.

(iii)
Recipients of performance shares and performance units may elect to receive a cash payment in exchange for the surrender of their awards equal to a pro rata portion of the value of such awards assuming the greater of target or projected actual performance.

(iv)
All incentive awards for which the performance period has not yet expired shall be deemed to have been earned pro rata, based on the number of whole months that have elapsed from the beginning of the relevant performance period to the date of the change of control, as if the performance goals are attained as of the effective date of the change of control at the greater of target or projected actual performance (based on the assumption that the applicable performance goals continue to be achieved at the same rate through the end of the performance period as they are at the time of the change of control).

(v)
Each holder of an incentive award, performance share and/or performance unit that has been earned but not yet paid shall receive an amount of cash equal to the value of the incentive award, performance share and/or performance unit so earned.

(vi)	Dividend equivalent units will be paid out on a pro rata basis.

(vii)	Each holder of any type of award not subject to the foregoing provisions shall be entitled to receive a cash payment based on the value of the award as of the date of the change of control.
The terms of any awards that are subject to Code Section 409A will govern the treatment of such awards upon a change of control to the extent required for such awards to remain compliant with Code Section 409A, as applicable.
“Change of control” under the Plan means the occurrence of any one of the following:

•
Any person (other than an employee benefit plan of our company or of any subsidiary of our company and fiduciaries and certain other parties related to any of these plans) becomes the beneficial owner of securities of our company representing 30% or more of the combined voting power of our then outstanding securities;

•
We are merged or consolidated with any other corporation or other entity, other than a merger or consolidation which would result in the voting securities of our company outstanding immediately prior thereto continuing to represent more than 60% of the combined voting power of the voting securities of our company or such surviving entity outstanding immediately after such merger or consolidation or our company engages in a merger or consolidation effected to implement a recapitalization of our company (or similar transaction) in which no person acquires 30% or more of the combined voting power of our then outstanding securities. Notwithstanding the foregoing, a merger or consolidation involving our company will not be considered a change of control if we are the surviving corporation and shares are not converted into or exchanged for stock or securities of any other corporation, cash or any other thing of value, unless persons who beneficially owned shares outstanding immediately prior to such transaction own beneficially less than a majority of the outstanding voting securities of our company immediately following the merger or consolidation;

•
We or any of our affiliates sell, assign or otherwise transfer assets in a transaction or series of related transactions, if the aggregate market value of the assets so transferred exceeds 50% of our consolidated book value, determined by us in accordance with generally accepted accounting principles, measured at the time at which such transaction occurs or the first of such series of related transactions occurs; provided, however, that such a transfer effected pursuant to a spin-off or split-up where our stockholders retain ownership of the transferred assets proportionate to their pro rata ownership interest in our company shall not be a change of control;

•	Our company dissolves and liquidates substantially all of its assets; or

•
At any time when the “continuing directors” cease to constitute a majority of the Board. For this purpose, a “continuing director” means the individuals who, at the effective date of the Plan, constitute the Board and any new directors (other than directors designated by a person who has entered into an agreement with us to effect a change of control transaction) whose appointment to the Board or nomination for election by our stockholders was approved by a vote of at least two-thirds of the then-serving continuing directors.

If an award is considered deferred compensation subject to the provisions of Code Section 409A, then the administrator may include an amended definition of “change of control” in the award agreement issued with respect to such award as necessary to comply with, or as necessary to permit a deferral under, Code Section 409A.
The Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with us or any of our affiliates or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by us pursuant to the Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant.
Termination and Amendment of Plan and Awards
The Plan’s term is indefinite, in that it terminates when all shares reserved for issuance under the Plan have been issued, subject to our Board’s right to terminate the Plan at any time. In addition, our Board or the administrator may amend the Plan at any time, except:

•	our Board must approve any amendment to the Plan if we determine such approval is required by prior action of the Board, applicable corporate law or any other applicable law;

•
stockholders must approve any amendment to the Plan if we determine that such approval is required by Section 16 of the Securities Exchange Act of 1934, the Code, the listing requirements of any principal securities exchange or market on which our Common Stock is then traded, or any other applicable law; and

•
stockholders must approve any amendment to the Plan that materially increases the number of shares of Common Stock reserved under the Plan, the incentive stock option award limits or the per participant award limitations set forth in the Plan, that shortens the minimum vesting requirements under the Plan or that diminishes the provisions prohibiting repricing or backdating stock options and stock appreciation rights.

The administrator generally may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person who may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person. The administrator does not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the Plan or the modification of an award to the extent deemed necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Common Stock is then traded, to the extent the administrator deems necessary to preserve favorable accounting or tax treatment of any award for our company, or to the extent the administrator determines that the action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person(s) with an interest in the award.
The authority of the administrator to terminate or modify the Plan or awards will extend beyond the termination date of the Plan. In addition, termination of the Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.
Cancellation; Disgorgement and Clawback
The administrator may terminate or cause a participant to forfeit an award, and require a participant to disgorge to us any gains attributable to an award, if the participant engages in any action constituting, as determined by the administrator in its discretion, cause for termination, or a breach of any agreement between the participant and us or one of our affiliates concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.
Any awards granted under the Plan, and any shares issued or cash paid pursuant to an award, will be subject to any recoupment or clawback policy that we adopt from time to time, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards.
Unless an award agreement specifies otherwise, the administrator may cancel any award at any time if the participant is not in compliance with all applicable provisions of the award agreement and the Plan.
Foreign Participation
To assure the viability of awards granted to participants employed or residing in foreign countries, the administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the administrator may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it determines are necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the administrator approves for purposes of using the Plan in a foreign country will not affect the terms of the Plan for any other country.

DESCRIPTION OF CAPITAL STOCK

Introduction
In the discussion that follows, we have summarized the material provisions of our Certificate of Incorporation and Bylaws relating to our capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws. You should read the provisions of our Certificate of Incorporation and Bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capital Stock
Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 3,500,000 shares of preferred stock, par value $0.01 per share. We have no present plans to issue any shares of preferred stock.
The number of shares outstanding of our Common Stock as of May 31, 2016, the most recent practicable date, was 137,139,299.
Common Stock
Dividends. Holders of shares of our Common Stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any outstanding shares of preferred stock. The timing, declaration, amount and payment of future dividends depends on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board makes all decisions regarding our payment of dividends from time-to-time in accordance with applicable law. See “Risk Factors-Risks Relating to Our Common Stock and the Securities Markets-We cannot assure you that we will be able to pay dividends in the future on our common stock based on our indebtedness or any other limiting factors” and “Dividend Policy” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated herein by reference.
Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. With certain exceptions, a majority of the votes cast at a stockholder meeting at which a quorum is present must approve all stockholder matters. Our Certificate of Incorporation provides that an amendment to our Certificate of Incorporation, a merger, share exchange, domestication, entity conversion, sale of assets that requires stockholder approval or our dissolution must be approved by a majority of all the votes entitled to be cast at a stockholder meeting. Except with respect to vacancies or new directorships, our Bylaws provide that our directors are elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a director must exceed the number of shares voted “against” that director). However, if there are more nominees for election than the number of directors to be elected, directors will be elected by a plurality of the votes cast on the election of directors at a stockholder meeting at which a quorum is present.
Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our dissolution, the holders of our Common Stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.
Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.
The holders of our Common Stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.
Preferred Stock
We are authorized to issue up to 3,500,000 shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our Common Stock may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of any preferred stock issued, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

Our Board’s authority to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of MFS through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.
Size of Board and Vacancies; Removal
Our Certificate of Incorporation provides that the number of directors on the Board shall be fixed from time to time by the Board, and our Bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board, but that the Board shall at no time consist of greater than nine directors. Any vacancy on the Board, whether resulting from the death, resignation, retirement, disqualification or removal of a director or from a newly created directorship, may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Under our Bylaws, stockholders may remove a member of our Board with the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of Common Stock, voting together as a single class.
Stockholder Action by Written Consent
Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders at a stockholders meeting may only be effected at such a meeting and may not be effected by consent in writing by such stockholders.
Stockholder Meetings
Under our Bylaws, only our Chairman of the Board, the Board or any record holders of shares of our Common Stock representing in the aggregate not less than ten percent (10%) of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholders(s) must comply with the requirements set forth in our Bylaws, including giving notice to our secretary, which notice must include the information described in “Requirements for Advance Notification of Stockholder Nomination and Proposals” below.
Requirements for Advance Notification of Stockholder Nomination and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for the election of directors other than nominations made by or at the direction of our Board or a committee of our Board. Proper notice must be timely; for annual meetings of stockholders, notice must generally be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and for special meetings of stockholders, notice must generally be given between 90 and 120 days prior to the date of the special meeting. Proper notice must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our Common Stock as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal, and the name of each person with whom the stockholder is acting in concert with respect to MFS or with whom such stockholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our Common Stock, or to cooperate in influencing the control of MFS, including details of any such agreement, arrangement or understanding, all shares of our Common Stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our Common Stock (including all economic terms), and any other information requested in our Bylaws, including any update or supplement described in our Bylaws.
No Cumulative Voting
Our Certificate of Incorporation provides that stockholders shall not have cumulative voting rights for the election of directors or for any other purpose.

Transfer Agent and Registrar
Computershare is the transfer agent and registrar for our Common Stock. Our stockholders can contact the transfer agent and registrar at:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(877) 498-8861

Limitation on Directors’ Liability
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation-a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
We have policies in place that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This summary of some of the significant current U.S. federal income tax consequences of certain awards granted under the Plan is not a complete discussion of all of the federal income tax aspects of the Plan that may be important to you, and you should not construe it as tax advice. We have not included any discussion of state, local or foreign income or other tax laws. Also, federal tax laws generally, and those applicable to awards granted under the Plan in particular, are always subject to change and those changes sometimes have retroactive effect. You should consult with your own tax advisor with respect to the tax consequences of participating in the Plan.
Stock Options
There are generally two types of stock options that may be granted under the Plan, referred to as “non-qualified stock options” and “incentive stock options.” The two types of options have different tax consequences.
The grant of a non-qualified stock option under the Plan will create no income tax consequences to us or to the participant. If the option is considered a non-qualified stock option, then the participant will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the option price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant’s subsequent disposition of the shares of Common Stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the exercise date).
The grant of an incentive stock option under the Plan, like the grant of a non-qualified stock option, will create no income tax consequences to us or to the participant. To the extent an option is an incentive stock option, however, a participant generally will recognize no income or gain upon the exercise of such incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the Common Stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of Common Stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of Common Stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.
Stock Appreciation Rights
The grant of a stock appreciation right under the Plan will create no income tax consequences to us or to the participant. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of our Common Stock, upon the participant’s subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the exercise date).
Restricted Stock
The grant of restricted stock under the Plan generally will not cause immediate income recognition by the participant or entitle us to an immediate deduction at the time of the grant, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time (less the amount, if any, the participant paid for such restricted stock). We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.
Restricted Stock Units
The grant of a restricted stock unit under the Plan generally will not cause immediate income recognition by the participant or entitle us to an immediate deduction at the time of the grant. Upon the participant’s receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).
Performance Shares
The grant of performance shares under the Plan will create no income tax consequences for us or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant’s subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).
Performance Units
The grant of a performance unit will create no income tax consequences to us or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).
Incentive Awards
A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid, and we will be entitled to a corresponding income tax deduction.
Dividend Equivalent Units
A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or Common Stock paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Withholding
In the event we or any of our affiliates are required to withhold any federal, state or local taxes or other amounts in respect of any income recognized by a participant as a result of the grant, vesting, payment or settlement of an award or disposition of any shares of our Common Stock acquired under an award, we may deduct (or require an affiliate to deduct) from any cash payments of any kind otherwise due the participant, or with the consent of the administrator, withhold shares of our Common Stock otherwise deliverable or vesting under an award, to satisfy such tax obligations. Alternatively, we may require such participant to pay to us, in cash, promptly on demand, or make other arrangements satisfactory to us regarding the payment to us, of the aggregate amount of any such taxes and other amounts.
If shares of our Common Stock are deliverable on exercise or payment of an award, then, unless restricted by the administrator and subject to such procedures as the administrator may specify, we may permit a participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such award by electing to (1) have us withhold shares otherwise issuable under the award, (2) tender back shares received in connection with such award, or (3) deliver other previously owned shares, in each case having a fair market value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum statutory tax withholding obligations associated with the transaction to the extent needed for us to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the administrator requires. In any case, we may defer making payment or delivery under any award if any such tax may be pending unless and until indemnified to our satisfaction.
Additional Taxes Under Section 409A
Awards under the Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. If the requirements of Section 409A are not complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% income tax and, potentially, interest and penalties. We have sought to structure the Plan, and we expect to seek to structure awards under the Plan, to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance issued pursuant to Section 409A. To the extent that we determine that any award granted under the Plan is subject to Section 409A, the award agreement evidencing such award will generally incorporate the terms and conditions required by Section 409A. The Plan and any applicable awards may be modified to exempt the awards from Section 409A or comply with the requirements of Section 409A.
No Guarantee of Tax Treatment
Notwithstanding any provision of the Plan, we do not guarantee that (1) any award intended to be exempt from Section 409A of the Code is so exempt, (2) any award intended to comply with Section 409A or Section 422 of the Code does so comply, or (3) any award will otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will we or any of our affiliates be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any award.
Section 162(m) Limit on Deductibility of Compensation
Code Section 162(m) limits the deduction we can take for compensation we pay to our Chief Executive Officer and our three other highest paid officers other than our Chief Financial Officer (determined as of the end of each year) to $1 million per year per individual. However, certain performance-based compensation that meets the requirements of Code Section 162(m) does not have to be included when determining whether the $1 million limit has been met. The Plan is designed so that awards granted to the covered individuals may meet the Code Section 162(m) requirements for performance-based compensation.

Other Considerations
Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Code to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained in that provision. Such excess parachute payments are not deductible by us and are subject to an excise tax of 20% payable by the participant under Code Section 4999. As described above, the Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with us or any of our affiliates or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by us pursuant to the Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant. If the amounts are paid in full, the 20% excise tax described above would apply and would be the sole responsibility of the participant.

LEGAL MATTERS

Foley & Lardner LLP has passed upon the validity of the Common Stock on behalf of MFS.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10‑K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.